

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES RESULTS OF 2019 ANNUAL MEETING OF SHAREHOLDERS

WINNIPEG, CANADA – (June 26, 2019) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJD.PK), a pharmaceutical company, today announced the results of its annual meeting of shareholders which took place on June 26, 2019. All director nominees were re-appointed to the Board of Directors (the "Board") and PricewaterhouseCoopers LLP was appointed as auditors as further described in the Company's management proxy circular, dated May 15, 2019.

In addition, Medicure announces that the Board has approved the grant of an aggregate of 262,000 stock options to certain directors, officers, employees and management company employees of the Company pursuant to its stock option plan. These options, which are subject to the approval of the TSX Venture Exchange, are set to expire on the fifth anniversary of the date of grant and will be issued at an exercise price of $4.95 per share.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.